Invesco Exchange-Traded Fund Trust II

3500 Lacey Road, Suite 700

Downers Grove, IL 60515

March 18, 2022

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Invesco Exchange-Traded Fund Trust II

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), Invesco Exchange-Traded Fund Trust II (the “Trust”), on behalf of its series, the PowerShares Income Builder Portfolio (the “Fund”), hereby respectfully requests withdrawal of Post-Effective Amendment No. 618 to the Trust’s Registration Statement under the 1933 Act (the “1933 Act”), which was filed on Form N-1A (File Nos. 333-138490 and 811-21977) with the Securities and Exchange Commission via EDGAR (Accession No. 0001193125-17-242533) on July 31, 2017, pursuant to paragraph (a)(2) of Rule 485 under the 1933 Act to register the Fund. Additionally, the Trust is submitting this application for withdrawal of the following additional Post-Effective Amendments (the “Delaying Amendments”) to the Trust’s Registration Statement on Form N-1A, filed via EDGAR with the Commission on the filing dates indicated below. The purpose of each of the Delaying Amendments was to delay the effectiveness of Post-Effective Amendment No. 618.

Post-Effective Amendment Nos.	Filing Date
634	October 13, 2017
639	November 9, 2017
643	December 1, 2017
647	December 29, 2017
652	January 26, 2018
658	February 23, 2018
667	March 23, 2018
675	April 20, 2018
686	May 18, 2018
691	June 15, 2018
694	July 13, 2018
696	August 10, 2018
698	September 7, 2018
701	October 5, 2018
703	November 2, 2018
705	November 30, 2018
706	December 21, 2018
710	January 18, 2019
713	February 15, 2019
716	March 15, 2019
717	April 12, 2019
719	May 10, 2019
721	June 7, 2019
725	July 3, 2019
727	August 1, 2019
728	August 29, 2019
729	September 26, 2019
730	October 24, 2019
733	November 22, 2019
735	December 20, 2019
737	January 17, 2020
738	February 14, 2020
741	March 13, 2020
742	April 9, 2020

743	May 8, 2020
744	May 22, 2020
745	June 19, 2020
748	July 17, 2020
749	August 14, 2020
752	September 10, 2020
754	October 9, 2020
755	November 6, 2020
756	December 4, 2020
758	December 23, 2020
760	January 21, 2021
762	February 19, 2021
765	March 19, 2021
768	April 16, 2021
772	May 14, 2021
779	June 11, 2021
784	July 9, 2021
785	August 6, 2021
788	September 3, 2021
793	October 1, 2021
796	October 29, 2021
798	November 24, 2021
800	December 22, 2021
801	January 20, 2022
802	February 18, 2022

The Trust is making this application for withdrawal of Post-Effective Amendment No. 618 and each of the Delaying Amendments because it has determined not to proceed with the registration of the Fund. No securities have been issued or sold in connection with Post-Effective Amendment No. 618 or any of the Delaying Amendments.

If you have any questions, please contact me at (630) 684-6075.

Sincerely,

/s/ Michael Murphy
Michael Murphy
Assistant Secretary,
Invesco Exchange-Traded Fund Trust II